EXHIBIT 99.1

SNDL Reports Second Quarter 2026 Financial and Operational Results

The Company Maintains Strong Liquidity, Accelerates Share Repurchases, and Completes Parallel Restructuring Milestone

EDMONTON, Alberta, July 28, 2026 (GLOBE NEWSWIRE) -- SNDL Inc. (NASDAQ: SNDL, CSE: SNDL) (“SNDL” or the “Company”) reported its financial and operational results for the second quarter ended June 30, 2026. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated.

SNDL has also posted a supplemental investor presentation on its website, found at https://sndl.com.

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Tuesday, July 28, 2026. The conference call details can be found below.

MANAGEMENT HIGHLIGHTS

  Net revenue for the second quarter of 2026 was $235.8 million, representing a -3.7% decrease compared with the same period of the prior year, driven by market headwinds in both Liquor and Cannabis segments.

  Gross profit of $56.3 million for the second quarter of 2026, represents a decline of $(11.3) million, or  -16.6%, compared to the same period of the prior year, driven by lower revenue across all segments and Jeeter production ramp-up costs in Cannabis Operations.

  Gross margin (1) of 23.9% in the second quarter of 2026 represents a reduction of -3.7pp compared to the same period of the prior year, mainly driven by Cannabis Operations and Liquor Retail segments, partially offset by margin expansion in Cannabis Retail.

  Operating Loss of $(7.8) million for the second quarter of 2026, representing a reduction of $(12.8) million compared to the same period of the prior year, driven by Jeeter production ramp-up cost impacting Cannabis Operations, the revenue and margin decline in Liquor retail, the absence of prior-year impairment reversal in Cannabis Retail, and a reduction in equity-accounted investees valuation, partly offset by lower corporate overhead cost. Excluding restructuring-related charges, Adjusted Operating Loss totaled $(7.0) million in the second quarter of 2026, a $(12.8) million reduction compared with the same period of the prior year.

  Cash flow was negative by $(30.2) million in the second quarter of 2026, partly driven by cash outflows of $23.5 million related to share repurchases.

  Free cash flow (1) was negative $(6.7) million in the second quarter of 2026, primarily driven by the $6.9 million annual payment of the 2025 management incentive and a $2.7 million increase in cash-in-transit. This represents an improvement of $1.2 million compared to the same period in the prior year.

“Our second quarter results reflect the impact of continued market softness across our core operating segments, as well as temporary production inefficiencies,” said Zach George, Chief Executive Officer of SNDL. “While these near-term factors pressured revenue and operating income, we remain focused on disciplined execution, cost optimization, and the strategic initiatives that we believe will strengthen SNDL’s competitive position over time. Importantly, we continued to generate positive operating cash flow, improved free cash flow compared to the prior year, and maintained a debt-free balance sheet with strong liquidity.

Few companies in the cannabis industry have the combination of scale, strategic optionality and financial strength that SNDL possesses today. With $183.2 million of unrestricted cash and no debt as of June 30, 2026, and an active share repurchase program, we remain focused on allocating capital where we believe it will generate the highest long-term returns for shareholders.

During the second quarter of 2026 we repurchased 11.7 million common shares for cancellation, bringing the total repurchases since the fourth quarter of 2024 to over 29.0 million shares as of July 23, 2026. We believe the repurchases represent an attractive use of capital and reflect our confidence in the intrinsic value of SNDL and the long-term prospects of the business.

While current market conditions remain challenging across portions of both our cannabis and liquor businesses, we continue to focus on initiatives that strengthen the long-term earnings power of SNDL. These include the ongoing profit-enhancement initiatives, operational efficiency improvements across the organization, and continued investment in our high-performing retail banners. Despite the challenges faced during the first half of the year, we expect a stronger performance in the second half and remain on track to deliver positive free cash flow for the full year.

The completion of the restructuring of Surterra Holdings, Inc. and certain of its affiliates (collectively, “Parallel”) marks a significant milestone for SNDL. Subject to satisfying the remaining legal, regulatory, accounting, and NASDAQ requirements, we expect to gain direct control of Parallel’s medical cannabis operations in Florida, Texas, and Massachusetts in the coming months. With 56 retail locations and three cultivation and manufacturing facilities, Parallel is expected to generate annualized revenue of approximately US$150 million in the near term. Combined with its accretive margin profile, this transaction positions SNDL as a leading vertically integrated cannabis operator, with the potential to exceed $1B in annual revenue and become the largest cannabis retailer in North America by store count.

As industry conditions evolve, we believe SNDL is exceptionally well positioned to capitalize on opportunities that may emerge through organic growth, strategic investments, acquisitions, or continued returns of capital to shareholders”, concluded Zach George.

TOTAL COMPANY HIGHLIGHTS

	Three months ended June 30				Six months ended June 30
($000s)	2026	2025	% Change		2026	2025	% Change
IFRS Financial Measures
Net revenue	235,766	244,769	-3.7%		431,672	449,683	-4.0%
Gross profit	56,349	67,601	-16.6%		109,161	124,242	-12.1%
Operating income (loss)	(7,841)	5,003	-256.7%		(16,955)	(7,050)	-140.5%
Change in cash and cash equivalents	(30,196)	(12,643)	-138.8%		(56,893)	(10,135)	-461.4%

Non-IFRS Financial Measures(1)
Gross margin	23.9%	27.6%	-3.7	pp	25.3%	27.6%	-2.3	pp
Adjusted operating income (loss)	(6,982)	5,830	-219.8%		(15,924)	(3,201)	-397.5%
Free cash flow	(6,671)	(7,869)	15.2%		(14,262)	(8,959)	-59.2%

 (1)    Gross Margin is a supplementary financial measure calculated by dividing Gross Profit by Net Revenue. Adjusted operating income (loss) and Free Cash Flow are specified financial measures that do not have a standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures reported by other companies. See “Non-IFRS Measures” section below for further information.

BUSINESS SEGMENT HIGHLIGHTS

SNDL operates and reports its business through four segments: Liquor Retail, Cannabis Retail, Cannabis Operations, and Investments. Additionally, a consolidated total for Cannabis is presented, encompassing the combined results of the two Cannabis segments, along with the revenue elimination associated with the Cannabis Operations sales to the provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale. Corporate and shared service expenses are reported as “Corporate”.

	Three months ended June 30			Six months ended June 30
($000s)	2026	2025(2)	% Change	2026	2025(2)	% Change
Net Revenue
Cannabis Retail	83,204	84,399	-1.4%	160,549	161,939	-0.9%
Cannabis Operations	32,232	35,836	-10.1%	61,664	70,155	-12.1%
Intersegment Eliminations	(14,378)	(17,395)	17.3%	(29,332)	(33,812)	13.2%
Total Cannabis	101,058	102,840	-1.7%	192,881	198,282	-2.7%
Liquor Retail	134,708	141,929	-5.1%	238,791	251,401	-5.0%
Investments	—	—	0.0%	—	—	0.0%
Total	235,766	244,769	-3.7%	431,672	449,683	-4.0%

Operating Income
Cannabis Retail	2,968	4,183	-29.0%	4,084	5,510	-25.9%
Cannabis Operations	(9,201)	(3,133)	-193.7%	(16,143)	(9,304)	-73.5%
Total Cannabis	(6,233)	1,050	-693.6%	(12,059)	(3,794)	-217.8%
Liquor Retail	3,024	6,709	-54.9%	(136)	4,292	-103.2%
Investments	(1,559)	1,833	-185.1%	479	232	106.5%
Corporate	(3,073)	(4,589)	33.0%	(5,239)	(7,780)	32.7%
Total	(7,841)	5,003	-256.7%	(16,955)	(7,050)	-140.5%

Adjusted Operating Income
Cannabis Retail	3,003	4,183	-28.2%	4,119	5,510	-25.2%
Cannabis Operations	(8,970)	(2,762)	-224.8%	(15,912)	(6,038)	-163.5%
Total Cannabis	(5,967)	1,421	-519.9%	(11,793)	(528)	-2133.5%
Liquor Retail	3,249	6,709	-51.6%	89	4,292	-97.9%
Investments	(1,559)	1,833	-185.1%	479	232	106.5%
Corporate	(2,705)	(4,133)	34.6%	(4,699)	(7,197)	34.7%
Total	(6,982)	5,830	-219.8%	(15,924)	(3,201)	-397.5%

(2)    In 2026, the Company began allocating applicable direct and indirect overhead costs from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period, as documented in the condensed interim Financial Statements.

Liquor Retail

SNDL is Canada's largest private sector liquor retailer, operating at July 27, 2026 in 165 locations, predominantly in Alberta, under its three retail banners: “Wine and Beyond” (16), “Liquor Depot” (19), and “Ace Liquor” (130).

	Three months ended June 30				Six months ended June 30
($000s)	2026	2025	% Change		2026	2025	% Change
Net revenue	134,708	141,929	-5.1%		238,791	251,401	-5.0%
Gross profit	33,780	36,486	-7.4%		60,438	64,289	-6.0%
Gross margin	25.1%	25.7%	-0.6	pp	25.3%	25.6%	-0.3	pp
Operating income	3,024	6,709	-54.9%		(136)	4,292	-103.2%
Adjusted operating income	3,249	6,709	-51.6%		89	4,292	-97.9%

  Net revenue for Liquor Retail continued to decline year over year in the second quarter of 2026, at a rate consistent with the previous quarter, as persistent softness in market demand continued to impact same-store sales(3), which decreased by -6.2% compared to the same period in the prior year.
  Despite remaining positive in the second quarter, Operating income declined year over year driven by lower revenue, increased promotional support, and higher SG&A expenses associated with the recent Wine & Beyond store openings.

(3)    Same-store sales is a specified financial measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. See “Non-IFRS Measures” section below for further information.

Cannabis Retail

SNDL is one of Canada’s largest private-sector cannabis retailer, operating at July 27, 2026 in 192 locations under its three retail banners: “Value Buds” (127), “Spiritleaf” (60, of which 4 are corporate stores and 56 are franchise stores), and “Cost Cannabis” (5). The Company’s Cannabis Retail strategy is based on several pillars, including the quality of its store locations, its range of products, and the unique experiences provided to customers. Using data and insights from a large volume of monthly transactions enables SNDL to leverage technology and analytics to inform and improve its retail strategy.

	Three months ended June 30				Six months ended June 30
($000s)	2026	2025	% Change		2026	2025	% Change
Net revenue	83,204	84,399	-1.4%		160,549	161,939	-0.9%
Gross profit	22,002	21,882	0.5%		42,354	41,509	2.0%
Gross margin	26.4%	25.9%	0.5	pp	26.4%	25.6%	0.7	pp
Operating income	2,968	4,183	-29.0%		4,084	5,510	-25.9%
Adjusted operating income	3,003	4,183	-28.2%		4,119	5,510	-25.2%

  Net revenue for Cannabis Retail declined slightly in the second quarter compared with the same period of the prior year, driven by a -4.6% decline in same‑store sales, reflecting market contraction in Alberta and Ontario. This decline was partially offset by incremental revenue from new stores and Value Buds store conversions.
  Operating income also declined slightly compared to the same period in the prior year, primarily due to the absence of a $1.1 million impairment reversal recorded in the second quarter of 2025. From an operational perspective, the impact of lower revenue was fully offset by a 0.5 percentage point improvement in gross margin.

Cannabis Operations

SNDL has a diverse brand portfolio from value to premium, emphasizing premium inhalable formats and a full suite of 2.0 products. With enhanced procurement capabilities and plans to continue evolving toward a cost-effective cultivation and manufacturing operation, the Cannabis Operations segment is a key enabler of SNDL’s vertical integration strategy.

	Three months ended June 30				Six months ended June 30
($000s)	2026	2025	% Change		2026	2025	% Change
Net revenue	32,232	35,836	-10.1%		61,664	70,155	-12.1%
Gross profit	567	9,233	-93.9%		6,369	18,444	-65.5%
Gross margin	1.8%	25.8%	-24.0	pp	10.3%	26.3%	-16.0	pp
Operating income (loss)	(9,201)	(3,133)	-193.7%		(16,143)	(9,304)	-73.5%
Adjusted operating income (loss)	(8,970)	(2,762)	-224.8%		(15,912)	(6,038)	-163.5%

  Cannabis Operations experienced a larger relative decline in revenue, driven by overall softening market demand and the absence of flower business-to-business deliveries in the second quarter. These declines were partially offset by growth in international sales, which increased from $3.8 million in the second quarter of 2025 to $5.0 million in the second quarter of 2026.
  Operating income declined compared with the same period in the prior year, primarily due to significant production ramp-up inefficiencies associated with the Jeeter launch.
  In May, the Company received net cash proceeds of $1.7 million from the sale of the idle Stellarton facility, resulting in a loss on disposition of $0.2 million.

Investments

  As of June 30, 2026, the Company has deployed capital to a portfolio of cannabis-related investments with a carrying value of $415.2 million, including $400.4 million to SunStream Bancorp Inc. (“SunStream”). This carrying value was increased by $5.0 million during the second quarter of 2026, primarily due to an increase in the USD to CAD exchange rate from 1.3939 on March 31, 2026 to 1.4210 on June 30, 2026. This increase was partially offset by a $(2.3) million reduction in net asset value, driven in part by declines in the value of Cannabist Co.’s notes and the equity interest following the company’s entry into Chapter 15 restructuring proceedings.
  As a result of the impact from the net asset value adjustment of SunStream, the investment portfolio generated operating losses of $(1.6) million in the second quarter of 2026.
  The previously disclosed restructuring process relating to Skymint continues. On April 1, 2026, the Michigan Supreme Court has agreed to hear oral argument on applications for leave to appeal. The Court has not reached a decision on the merits. Timing and outcomes remain uncertain and are subject to court process and other factors.
  On April 23, 2026, the United States Department of Justice and the United States Drug Enforcement Administration issued an order placing Food and Drug Administration-approved cannabis products and state-regulated medical cannabis in Schedule III of the United States Controlled Substances Act, while initiating an expedited administrative hearing process to consider rescheduling all cannabis from Schedule I to Schedule III. This rescheduling, if approved and completed, is expected to eliminate 280E tax burdens, expand research, improve regulation, and enhance access to capital, strengthening the industry outlook. This is directly relevant to SNDL given its exposure to core United States medical markets through its SunStream credit exposure.
  On July 27, 2026, the restructuring of Parallel was completed. As the principal asset within the SunStream investment portfolio, Parallel represents a significant step forward for SNDL, which gained indirect majority economic exposure through the restructuring transaction. Subject to applicable legal, regulatory, accounting, and NASDAQ requirements, SNDL expects to assume direct control of Parallel’s medical cannabis operations in Florida, Texas, and Massachusetts in the coming months. This milestone has the potential to make SNDL the first NASDAQ-listed company to consolidate U.S. medical cannabis operations and establish the Company as a leading vertically integrated cannabis operator in North America.

Equity Position

  $598.5 million of unrestricted cash, marketable securities and investments, including investments in equity-accounted investees, and no outstanding debt at June 30, 2026, resulting in a net book value of $1.1 billion.
  The board of directors of the Company has approved the renewal of its share repurchase program upon the expiry on November 20, 2025.
  For the three months ended June 30, 2026, the Company purchased for cancellation 11,747,395 common shares at a weighted average price, excluding commissions, of US$1.43 per share. SNDL will continue to evaluate opportunities to utilize the program to the extent that management believes it is in the best interest of SNDL’s shareholders. As a reminder, since the fourth quarter of 2024 the Company has repurchased 29,005,622 common shares for cancellation as of July 23, 2026.

This press release is intended to be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three months ended June 30, 2026, and the accompanying Management’s Discussion and Analysis. These documents are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

CONFERENCE CALL

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Tuesday, June 28, 2026.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:
https://edge.media-server.com/mmc/p/v948tjwm

REPLAY
A replay of the webcast will be available at https://sndl.com/financials/quarterly-results/default.aspx

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf and Cost Cannabis. With products available in licensed cannabis retail locations nationally, SNDL’s consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

For more information:
Tomas Bottger
Investor Relations, SNDL Inc.
O: 1.587.327.2017
E: investors@sndl.com

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company’s operational goals, plans and key priorities, the Company’s ability to deploy capital and the expected benefits thereof, expectations related to the Jeeter contract, the growth opportunities available to SNDL and the expected benefits thereof, expectations with respect to the 1CM transaction, including the satisfaction of certain regulatory approvals, the progress of the Sunstream restructurings, expectations with respect to the Skymint and Parallel restructuring processes, the timing and expectations related to the Company gaining direct control of Parallel’s medical cannabis operations in Florida, SNDL’s corporate restructuring program, including the timing to conclude the restructuring and expected benefits thereof, the expected benefits of the enterprise resource planning (“ERP”) system consolidation, SNDL’s ability to recover the senior secured notes held in Cannabist, the timing and expected impact of reclassifying cannabis from Schedule I to Schedule III under the United States Controlled Substances Act, the Company’s retail strategy,  and any other potential forms of shareholder value creation. Forward-looking statements are frequently characterized by words such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see “Risk Factors” in the Company’s annual information form dated March 11, 2026, and the risk factors included in our other public disclosure documents for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss (Expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Net revenue	235,766	244,769	431,672	449,683
Cost of sales	179,417	177,168	322,511	325,441
Gross profit	56,349	67,601	109,161	124,242

Investment income	1,008	1,529	2,545	4,385
Share of (loss) profit of equity-accounted investees	(2,351)	304	(1,850)	(4,153)

General and administrative	42,841	45,376	89,448	91,735
Sales and marketing	3,665	3,384	7,674	7,151
Depreciation and amortization	12,631	12,920	25,486	26,148
Share-based compensation	2,650	2,919	3,266	4,307
Restructuring costs	859	827	1,031	1,153
Asset (reversal) impairment, net	(2)	(1,064)	(180)	920
Other income	—	—	(81)	—
Research and development	8	98	12	198
Loss (gain) on disposition of assets	195	(29)	155	(88)
Operating (loss) income	(7,841)	5,003	(16,955)	(7,050)

Other expenses, net	(1,666)	(2,118)	(3,960)	(4,772)
(Loss) earnings before income tax	(9,507)	2,885	(20,915)	(11,822)
Income tax recovery	1,685	—	3,182	—
Net (loss) earnings	(7,822)	2,885	(17,733)	(11,822)

Equity-accounted investees - share of other comprehensive income (loss)	5,641	(20,611)	10,654	(20,959)
Investments at fair value through other comprehensive income ("FVOCI") - change in fair value	209	2,044	(1,083)	(3,186)
Comprehensive (loss) income	(1,972)	(15,682)	(8,162)	(35,967)

Condensed Consolidated Interim Statement of Financial Position (Expressed in thousands of Canadian dollars)

As at	June 30, 2026	December 31, 2025

Assets
Current assets
Cash and cash equivalents	183,208	252,243
Restricted cash	20,080	20,081
Marketable securities	139	84
Accounts receivable	33,003	27,643
Biological assets	2,842	3,120
Inventory	133,372	126,877
Prepaid expenses and deposits	15,233	15,566
Investments	263	484
Assets held for sale	700	746
Net investment in subleases	2,962	2,775
	391,802	449,619
Non-current assets
Long-term deposits and receivables	2,457	4,526
Right of use assets	135,067	138,353
Property, plant and equipment	144,622	151,900
Net investment in subleases	10,697	11,643
Intangible assets	57,130	58,520
Investments	14,507	11,574
Equity-accounted investees	400,386	385,534
Goodwill	127,260	124,248
Total assets	1,283,928	1,335,917

Liabilities
Current liabilities
Accounts payable and accrued liabilities	46,193	56,747
Lease liabilities	36,093	35,462
	82,286	92,209
Non-current liabilities
Lease liabilities	130,284	134,471
Other liabilities	7,665	8,041
Total liabilities	220,235	234,721

Shareholders’ equity
Share capital	2,171,833	2,310,398
Warrants	306	306
Contributed surplus	54,623	54,038
Accumulated deficit	(1,211,535)	(1,302,441)
Accumulated other comprehensive income ("AOCI")	48,466	38,895
Total shareholders’ equity	1,063,693	1,101,196
Total liabilities and shareholders’ equity	1,283,928	1,335,917

Condensed Consolidated Interim Statement of Cash Flows (Expressed in thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Cash provided by (used in):
Operating activities
Net (loss) earnings for the period	(7,822)	2,885	(17,733)	(11,822)
Adjustments for:
Income tax recovery	(1,685)	—	(3,182)	—
Interest and fee income	(1,008)	(1,318)	(2,490)	(4,174)
Change in fair value of biological assets	55	(1,292)	9	(2,739)
Change in fair value of inventory sold	295	628	525	964
Share-based compensation	2,650	2,919	3,266	4,307
Depreciation and amortization	13,989	13,949	28,105	28,136
Loss (gain) on disposition of assets	195	(29)	155	(88)
Inventory impairment and obsolescence	1,156	239	2,602	830
Finance costs, net	1,994	1,647	4,056	3,337
Change in estimate of fair value of derivative warrants	—	(13)	—	(25)
Unrealized foreign exchange (gain) loss	(713)	180	(1,012)	193
Transaction costs	10	—	10	—
Asset (reversal) impairment, net	(2)	(1,064)	(180)	920
Share of loss (profit) of equity-accounted investees	2,351	(304)	1,850	4,153
Unrealized loss (gain) on marketable securities	151	(211)	(55)	(211)
Additions to marketable securities	—	313	151	313
Income distributions from equity-accounted investees	—	68	—	68
Interest received	1,194	1,283	2,555	4,219
Exercise of cash-settled deferred share units	—	—	(474)	—
Change in non-cash working capital	(9,123)	(13,763)	(10,990)	(14,476)
Net cash provided by operating activities	3,687	6,117	7,168	13,905
Investing activities
Additions to property, plant and equipment	(1,786)	(2,080)	(4,424)	(3,668)
Additions to investments	(151)	(7,417)	(4,183)	(16,414)
Principal payments from investments	122	257	238	27,164
Capital distributions (contributions) from equity-accounted investees	—	3,073	(2,866)	3,792
Proceeds from disposal of property, plant and equipment	1,751	53	1,794	166
Acquisitions	—	(1,000)	(2,900)	(1,000)
Change in non-cash working capital	(274)	(47)	637	(29)
Net cash (used in) provided by investing activities	(338)	(7,161)	(11,704)	10,011
Financing activities
Payments on lease liabilities, net	(10,101)	(11,785)	(20,157)	(19,297)
Repurchase of common shares	(23,496)	—	(33,071)	(15,031)
Change in non-cash working capital	52	186	871	277
Net cash used in financing activities	(33,545)	(11,599)	(52,357)	(34,051)
Change in cash and cash equivalents	(30,196)	(12,643)	(56,893)	(10,135)
Adjustment on initial application of amendments to IFRS 9 on January 1, 2026	—	—	(12,142)	—
Cash and cash equivalents, beginning of period	213,404	220,867	252,243	218,359
Cash and cash equivalents, end of period	183,208	208,224	183,208	208,224

NON-IFRS MEASURES

Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company’s operating results in the same manner as the management team.

ADJUSTED OPERATING INCOME (LOSS)
Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted to un-adjusted operating income (loss) for the periods noted.

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended June 30, 2026
Operating income (loss)	2,968	(9,201)	(6,233)	3,024	(1,559)	(3,073)	(7,841)
Adjustments:
Restructuring costs	35	231	266	225	—	368	859
Adjusted operating income (loss)	3,003	(8,970)	(5,967)	3,249	(1,559)	(2,705)	(6,982)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Six months ended June 30, 2026
Operating income (loss)	4,084	(16,143)	(12,059)	(136)	479	(5,239)	(16,955)
Adjustments:
Restructuring costs	35	231	266	225	—	540	1,031
Adjusted operating income (loss)	4,119	(15,912)	(11,793)	89	479	(4,699)	(15,924)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended June 30, 2025(4)
Operating income (loss)(1)	4,183	(3,133)	1,050	6,709	1,833	(4,589)	5,003
Adjustments:
Restructuring costs	—	371	371	—	—	456	827
Adjusted operating income (loss)	4,183	(2,762)	1,421	6,709	1,833	(4,133)	5,830

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Six months ended June 30, 2025(4)
Operating income (loss)(1)	5,510	(9,304)	(3,794)	4,292	232	(7,780)	(7,050)
Adjustments:
Restructuring costs	—	570	570	—	—	583	1,153
Impairments triggered by restructuring	—	2,696	2,696	—	—	—	2,696
Adjusted operating income (loss)	5,510	(6,038)	(528)	4,292	232	(7,197)	(3,201)

(4)     In 2026, the Company began allocating applicable direct and indirect overhead costs from the corporate segment to each individual operating segment all categorized within general and administrative expenses. The Company has recast the comparative period to illustrate the impact of these allocations had they been done during the prior period.

GROSS MARGIN
Gross margin is a supplementary financial measure calculated as gross profit divided by net revenue for the periods presented. This measure evaluates the underlying profitability of our operations and provides useful information about the Company’s ability to price products effectively, manage input costs, drive operating efficiencies, and compare results across periods and business segments

FREE CASH FLOW
Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance, providing information which management believes to be useful in understanding and evaluating the Company’s ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended June 30		Six months ended June 30
($000s)	2026	2025	2026	2025
Change in cash and cash equivalents	(30,196)	(12,643)	(56,893)	(10,135)
Adjustments:
Repurchase of common shares	23,496	—	33,071	15,031
Changes to long-term investments	29	3,774	6,660	(14,855)
Acquisitions, net of cash acquired	—	1,000	2,900	1,000
Free cash flow	(6,671)	(7,869)	(14,262)	(8,959)

SAME-STORE SALES
Same-store sales is a non-IFRS financial measure which the Company uses to evaluate its financial performance in its retail segments. Same store sales provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s sales trends excluding the effect of the opening and closure of stores.

Same store sales refers to the revenue generated by the Company’s existing retail locations during the current and prior comparison periods.

ADJUSTED EBITDA
Adjusted EBITDA is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results. The Company defines adjusted EBITDA as net earnings (loss) before inventory and biological assets fair value and impairment adjustments, share of (gain) loss of equity-accounted investees, depreciation and amortization, share-based compensation expense, restructuring costs, asset impairment, gain or loss on disposal of property, other expenses, net, income tax expense (recovery) and excluding non-recurring items including ERP implementation costs and litigation settlements, net of recoveries.

	Three months ended June 30		Six months ended June 30
($000s)	2026	2025	2026	2025
Net earnings (loss)	(7,822)	2,885	(17,733)	(11,822)
Adjustments:
Inventory and biological assets fair value and impairment adjustments	1,506	(425)	3,136	(945)
Share of loss (profit) of equity-accounted investees	2,351	(304)	1,850	4,153
Depreciation and amortization	12,631	12,920	25,486	26,148
Share-based compensation	2,650	2,919	3,266	4,307
Restructuring costs	859	827	1,031	1,153
Asset (reversal) impairment	(2)	(1,064)	(180)	920
Loss (gain) on disposition of PP&E	195	(29)	155	(88)
Other expenses, net	1,666	2,118	3,960	4,772
Income tax recovery	(1,685)	—	(3,182)	—
Non-recurring items	177	(401)	564	(195)
Adjusted EBITDA	12,526	19,446	18,353	28,403